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                                   UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549








                                 ---------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                 ---------------

                             CYBERSOURCE CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    23251J106
                                 (CUSIP Number)


        William D. Savoy                    Lucas D. Schenck
        505 Union Station                   Foster Pepper & Shefelman PLLC
        505 Fifth Avenue, Suite 900         1111 Third Avenue, Suite 3400
        Seattle, Washington  98104          Seattle, Washington  98101
        (206) 342-2000                      (206) 447-4400

       (Name, Address and Telephone Number of Persons Authorized to
                   Receive Notices and Communications

                                December 31, 2000
                 (Date of Event which Requires Filing of This Statement)

                                  ---------------

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Section 13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP NO. 23251J106                13D                   Page  2 of  8  Pages
-------------------------------------------------------------------------------




-------- ----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Vulcan Ventures Incorporated
-------- ----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [__]
                                                                      (b) [__]
-------- ----------------------------------------------------------------------
   3     SEC USE ONLY
-------- ----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

                  WC
-------- ----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|
-------- ----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  State of Washington
-------- ----------------------------------------------------------------------
     NUMBER OF SHARES         7    SOLE VOTING POWER
  BENEFICIALLY OWNED BY
           EACH                    -0- shares
     REPORTING PERSON
           WITH
                            ------ --------------------------------------------
                              8    SHARED VOTING POWER

                                   2,123,320 shares (1)
                            ------ --------------------------------------------
                              9    SOLE DISPOSITIVE POWER

                                   -0- shares
                            ------ --------------------------------------------
                             10    SHARED DISPOSITIVE POWER

                                   2,123,320 shares (1)
--------------------------- ------ --------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,123,320 shares (1)
--------- ---------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------- ---------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   6.1%
--------- ---------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

                   CO
--------- ---------------------------------------------------------------------

     (1) Directly owned by Vulcan Ventures Incorporated. Paul G. Allen is the sole shareholder of Vulcan Ventures Incorporated and may be deemed to have shared voting and dispositive power with respect to such shares.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------------------------------------------------------
CUSIP NO. 23251J106              13D                        Page  3 of  8 Pages
-------------------------------------------------------------------------------



--------- ---------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Paul G. Allen
--------- ---------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [_]
                                                                       (b) [_]
--------- ---------------------------------------------------------------------
   3      SEC USE ONLY

--------- ---------------------------------------------------------------------
   4      SOURCE OF FUNDS*

                   AF
--------- ---------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|
--------- ---------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States of America
--------- ---------------------------------------------------------------------
  NUMBER OF SHARES BENEFICIALLY      7     SOLE VOTING POWER
            OWNED BY
              EACH                         -0- shares
        REPORTING PERSON
              WITH
                                   ------- ------------------------------------
                                     8     SHARED VOTING POWER

                                           2,123,320 shares (1)
                                   ------- ------------------------------------
                                     9     SOLE DISPOSITIVE POWER

                                           -0- shares
                                   ------- ------------------------------------
                                     10    SHARED DISPOSITIVE POWER

                                           2,123,320 shares (1)
---------------------------------- ------- ------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,123,320 shares (1)
--------- ---------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------- ---------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   6.1%
--------- ---------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IN
-------------------------------------------------------------------------------


     (1) Directly owned by Vulcan Ventures Incorporated. Paul G. Allen is the sole shareholder of Vulcan Ventures Incorporated and may be deemed to have shared voting and dispositive power with respect to such shares.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer

This statement relates to the common stock, $0.001 par value per share (the "Common Stock"), of Cybersource Corporation, a Delaware corporation (the
"Issuer"). The Issuer's principal executive offices are located at 1295 Charleston Road, Mountain View, California 94043.

Item 2.  Identity and Background

         The persons filing this statement are Vulcan Ventures Incorporated ("Vulcan Ventures") and Paul G. Allen. Vulcan Ventures is a Washington corporation whose principal business is investing in various companies. Paul G. Allen is its sole shareholder. The principal office of Vulcan Ventures is located at 505 Union Station, 505 Fifth Avenue, Suite 900, Seattle, Washington 98104. All of Vulcan Ventures' executive officers and directors are U.S.
citizens. Their names, business addresses and principal occupations are as follows:

                  Paul G. Allen, Vulcan Ventures Incorporated, 505 Union Station, 505 Fifth Avenue, Suite 900, Seattle, Washington 98104. Mr. Allen is Chairman, President and sole shareholder of Vulcan Ventures and a Director and sole shareholder of Vulcan Northwest Inc.

                  William D. Savoy, Vulcan Northwest Incorporated, 505 Union Station, 505 Fifth Avenue, Suite 900, Seattle, Washington 98104. Mr. Savoy is Vice President and a Director of Vulcan Ventures and Chairman and President of Vulcan Northwest Inc.

               Bert E. Kolde, Digeo Broadband, Inc., 12131 113th Avenue NE, Suite 203, Kirkland, WA 98034. Mr. Kolde is a Senior Vice President of Digeo Broadband, Inc., Vice President, Secretary, Treasurer and a Director of Vulcan Ventures and a Vice President of Vulcan Northwest Inc.

               Jo Allen Patton, Vulcan Northwest Inc., 505 Union Station, 505 Fifth Avenue, Suite 900, Seattle, Washington 98104. Ms. Patton is Vice Chairman and a Vice President of Vulcan Ventures and Vulcan Northwest Inc.

         During the last five years, Mr. Allen and Vulcan Ventures have not, nor, to the best knowledge of Vulcan Ventures, has any other person named in this Item 2, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3:  Source and Amount of Funds or Other Consideration

         Vulcan Ventures funded its purchases of the Issuer's capital stock from its own working capital, as previously reported by Vulcan Ventures on Schedule 13G filed with the Securities and Exchange Commission ("SEC") on February 14, 2000, which is filed as Exhibit 99.1 hereto and incorporated by reference herein. None of the funds used to purchase such securities consisted of funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the shares of common stock.

Item 4.  Purpose of Transaction

         Vulcan Ventures purchased the securities of the Issuer reported in this statement for investment purposes. Except as set forth in this statement, Vulcan Ventures and Mr. Allen have no present plan or proposal that relates to or would result in (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale or transfer of a material amount of assets involving the Issuer or any of its subsidiaries, (iii) any change in the Issuer's present Board of Directors or management, (iv) any material change in the Issuer's present capitalization or dividend policy or any other material change in the Issuer's business or corporate structure, (v) any change in the Issuer's charter or by-laws or other actions that may impede the acquisition of control of the Issuer by any person,

                                Page 4 of 8 Pages

(vi) any change that would result in the Issuer's common stock becoming eligible for termination of its registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or to cease to be authorized to be quoted in NASDAQ, or (vii) any similar action.

Item 5.  Interest in Securities of the Issuer

         Vulcan Ventures owns an aggregate of 2,123,320 shares of Common Stock of the Issuer as previously reported by Vulcan Ventures on Schedule 13G filed with the SEC on February 14, 2000, which is filed as Exhibit 99.1 hereto and incorporated by reference herein. Such shares represent approximately 6.1% of the outstanding Common Stock of the Issuer. This percentage amount is based upon 34,964,849 shares of Common Stock as reported on the Company's Quarterly Report filed on form 10Q with the SEC on November 13, 2000 for the period ending September 30, 2000.

         As the sole shareholder of Vulcan Ventures, Mr. Allen shares voting and dispositive power over the 2,123,320 shares of Common Stock owned by Vulcan Ventures and may be deemed beneficially to own such shares, representing approximately 6.1% of the outstanding shares of Common stock.

         Except as set forth in this Item 5, to the best knowledge of Vulcan Ventures and Mr. Allen, none of the parties named in Item 2 owns any of the Issuer's common stock.

         Except for the transactions set forth in this Item 5 and in Item 6 below, which item is incorporated herein by reference, Vulcan Ventures and Mr. Allen have not, nor, to the knowledge of Vulcan Ventures has any of its executive officers, directors or controlling persons, effected any transactions in the Issuer's common stock during the past 60 days.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Mike Agostino, an adviser at Vulcan Ventures, is a member of the board of directors of the Issuer.

         Except as set forth in this statement, Vulcan Ventures, and Mr. Allen do not have, nor, to the knowledge of Vulcan Ventures does any of the executive officers, directors or controlling persons of Vulcan Ventures have, any contracts, arrangements, understandings, relationships (legal or otherwise) with any person with respect to any securities of the Issuer, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material To Be Filed as Exhibits

         Exhibit           Description

          99.1 Schedule 13G dated February 11, 2000, as filed by Vulcan Ventures with the SEC. (Incorporated by reference to Vulcan Ventures filing on Schedule 13G (File No. 005-57879) filed on February 14, 2000.)

         99.2  Joint Filing Agreement.

                                Page 5 of 8 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated February 12, 2001.

                     VULCAN VENTURES INCORPORATED



                     By: /s/ Wiiliam D. Savoy
                         ------------------------------------------------------
                                     William D. Savoy, Vice President


                                        *
                      ---------------------------------------------------------
                      Paul G. Allen




                    *By:     /s/ William D. Savoy
                      ---------------------------------------------------------
                      William D. Savoy as Attorney-in Fact for Paul G. Allen pursuant to a Power of Attorney filed on August 30, 1999, with the Schedule 13G of Vulcan Ventures Incorporated and Paul G. Allen for Pathogenesis, Inc. and incorporated herein by reference.

EXHIBIT INDEX


         Exhibit           Description

         99.1 Schedule 13G dated February 11, 2000, as filed by Vulcan Ventures with the SEC. (Incorporated by reference to Vulcan Ventures filing on Schedule 13G (File No. 005-57879) filed on February 14, 2000.)

         99.2  Joint Filing Agreement.






                                Page 7 of 8 Pages

EXHIBIT 99.2

Joint Filing Agreement

            We, the signatories of the statement to which this Joint Filing Agreement is attached, hereby agree that such statement is filed, and any amendments thereto filed by either or both of us will be filed, on behalf of each of us.

         Dated February 12, 2001.

                    VULCAN VENTURES INCORPORATED



                     By: /s/ Wiiliam D. Savoy
                         ------------------------------------------------------
                         William D. Savoy, Vice President


                                        *
                      ---------------------------------------------------------
                      Paul G. Allen




                    *By: /s/ William D. Savoy
                      ---------------------------------------------------------
                      William D. Savoy as Attorney-in Fact for Paul G. Allen pursuant to a Power of Attorney filed on August 30, 1999, with the Schedule 13G of Vulcan Ventures Incorporated and Paul G. Allen for Pathogenesis, Inc. and incorporated herein by reference.